MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Company QUEST CAPITAL CORP. (the “Company”) Suite 1028 – 550 Burrard Street Vancouver, BC V6C 2B5
Item 2	Date of Material Change The material change occurred on January 15, 2008.
Item 3	News Release The Company issued a press release on January 15, 2008, through Marketwire via Canadian Timely Disclosure, US Timely Disclosure and UK Regulatory.
Item 4
Summary of Material Change
Effective January 1, 2008, Quest commenced operations as a Mortgage Investment Corporation (“MIC”) and also completed the refinancing of its credit facility from $25 million to $88 million.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See “Schedule A” attached hereto. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8
Executive Officer
The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:
A. Murray Sinclair, Managing Director
Telephone: (604) 68-QUEST (604) 687-8378

Item 9	Date of Report January 15, 2008

Schedule "A" - News Release dated January 15, 2008.